EXHIBIT 99.1

Placing of TDC Shares

Copenhagen, Denmark - SBC has placed 51,351,981 shares in TDC A/S representing approximately 23.7% of the Company's total share capital by way of an accelerated book built offering (the "ABO") to institutional investors at a price of DKK 188.50 per share. Completion of the ABO placing remains subject to final allocation of the shares and settlement.

In reference to TDC's announcement of 8 June 2004, made at the launch of the ABO, TDC has yesterday entered into an agreement with SBC (Ameritech Luxembourg S.a.r.l.), whereby TDC acquires 18,084,363 of its own shares representing approximately 8.4% of the Company's total share capital from SBC. The purchase price is DKK 188.50 per share, corresponding to a total consideration of DKK 3.4bn. The agreement remains subject to certain conditions, including final allocation under the ABO and settlement. TDC expects the conditions to be satisfied within a few days whereupon the Company will make a new announcement.

Following these transactions SBC owns 9.5% of the company's total share capital.

As at today, TDC has 216,459,540 shares issued of which 21,645,954 are treasury shares representing 10% of the share capital in TDC. The purchased shares will be kept as treasury shares. In accordance with TDC's accounting policies, the cost of treasury shares is deducted from shareholders' equity under "retained earnings" on the date of acquisition. A corresponding reduction will be made in number of "shares outstanding" used in the calculation of TDC's financial ratios.

Jonathan Klug, Larry Boyle and Rick Moore have notified TDC that they immediately upon and subject to settlement of the transaction resign as board members of TDC. James Callaway and Lloyd Kelley have notified TDC that they resign as board members of TDC at the Extraordinary General Meeting, which will be convened shortly. Further, J. Kenneth Raley has announced that he resigns as member of the Executive Committee of TDC and as member of the board of directors of any TDC subsidiary immediately upon and subject to settlement of the transaction.

"A period of more than 6 years with SBC as TDC's strategic partner and 41.6% shareholder is hereby terminating. Through the whole period SBC has supported the Board and the Management in the work with the numerous challenges and opportunities. Thus, SBC has contributed significantly to the development of TDC" says Thorleif Krarup, Chairman of TDC.

Danske Markets (Division of Danske Bank A/S) acts as financial adviser to TDC.

For further information please contact TDC Investor Relations at +45 3343 7680.

The shares sold by SBC have not been and will not be registered under the U.S. Securities Act of 1933, as amended. These shares may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094